This business combination described in this press release involves securities of a foreign company. This  business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

May 9, 2012

To whom it may concern,

Company Name:	WIN INTERNATIONAL CO., LTD.
Name of Representative:	Hideumi Akizawa
President and Representative Director
(JASDAQ Code: 2744)
Contact Person:	Hiroyoshi Murata
Director, Corporate Officer
and Administrative Manager
(TEL: +81-3-5688-0878)

Notice of Strengthening of Capital Relationship with TESCO CO., LTD. and
Basic Agreement for Business Combination

The board of directors of WIN INTERNATIONAL CO., LTD. (“the Company”) today resolved that the Company shall acquire additional shares of TESCO CO., LTD. (Representative Director: Yuji Akita/Location: Sendai-shi, Miyagi, Japan) with which the Company maintains a capital and business alliance.

In addition, the Company announces that the Company and TESCO CO., LTD. today reached a basic agreement to enter into discussions for a future business combination.

1.	Strengthening of Capital Relationship.

(1)	Purpose.
In the health industry, while the Ministry of Health, Labor and Welfare seeks to construct a framework to provide high quality healthcare for an aging society, a review of the system of medical treatment fees is underway to improve the worsening finances of the medical insurance system.  The reimbursement price for specific medical supplies was revised most recently in April 2012, and as a result of such revision, unit selling prices of the Company’s lines of business have been declining, which had an influence on the business environment of the medical equipment sales industry.

Under such market circumstances, the Company has increased its market penetration focusing on the less-invasive treatments market, including the leading products for circulatory organs, and has pursued scale advantages.  As part of the measures under this policy, the Company is strengthening the capital alliance with TESCO CO., LTD. based on a basic agreement dated April 12, 2005 and seeks to develop the business alliance with TESCO CO., LTD. including cooperative purchasing.

(2)	Details.
Subject to completion of necessary procedures based on the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and other laws and regulations, the Company will acquire the issued shares of TESCO CO., LTD. in or around July 2012, the details of which acquisition are below:

[Outline of TESCO CO., LTD.]

Company Name	TESCO CO., LTD.
Head Office Address	1-1 Kimachi, Aoba-ku, Sendai-shi, Miyagi, Japan
Name of Representative	President and Representative Director: Yuji Akita
Date of Establishment	December 22, 1973
Capital	JPY 20 million
Principal Business Description	Sale of Medical Equipment and Disposables
Number of Employees	63
Net Sales	JPY 7,127 million (fiscal year ended May 2011)
Principal Territory	Miyagi and Fukushima

[Outline of Acquisition of Shares]

Sellers of Shares	Kieko Akita and Junichi Akita
Number of Shares	Common Shares 43,420 shares (27,830 shares from Kieko Akita and 15,590 shares from Junichi Akita)
Ratio of Voting Rights (before acquisition)	4.2%
Ratio of Voting Rights (after acquisition)	27.0%

2.	Effect on Company’s Business Performance.
As a result of the acquisition, TESCO CO., LTD. will become an equity-method affiliate of the Company.  At this time, the effect of the acquisition on the Company’s business performance will be limited.  Any fact that may have a material effect on the Company’s business performance will be disclosed in a timely manner as it becomes apparent.

3.	Discussions for Business Combination.
The business alliance with TESCO CO., LTD. is intended to find potential customers and increase business with existing customers, collectively, in the Tohoku region, and to strengthen purchasing power by cooperative purchasing.
The Company and TESCO CO., LTD. seek to heighten company value by strengthening competitive power and earning capacity, and in order to execute the business combination as early as possible, the Company and TESCO CO., LTD. have entered into discussions for the business combination on equal footing.
At this time, the method of business combination and the specific schedule have not been determined, and the Company will disclose the details of the business combination as soon as they are determined.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements that reflect  WIN INTERNATIONAL CO., LTD’s and TESCO CO., LTD’s  plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause WIN  INTERNATIONAL  CO., LTD’s and TESCO CO., LTD’s  actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the business combination; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.